

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 18, 2009

Mr. James G. Delfs
Chief Financial Officer
1200 Riverplace Blvd.
Jacksonville, Fla. 32207

> **Re:** **Stein Mart, Inc.**
> **Form 10-K**
> **Filed April 17, 2008**
> **File No. 000-20052**

Dear Mr. Delfs:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director